Bison Venture Partners



FINANCIALS ⌄

Dear investors,

Thank you for believing in our vision. Your support means more than capital—it's a commitment to building a more inclusive, innovative future. As we grow, we welcome your ideas, intros, feedback, and continued engagement. Together, we're not just investing—we're making history and creating lasting impact. Let's keep building—boldly, intentionally, and with purpose.

We need your help!

Support Bison Venture Partners by spreading the word, sharing our Wefunder, and connecting us to founders, funders, and ecosystem builders who believe in a more inclusive future. Every intro, repost, and show of support helps us back bold ideas, build generational wealth, and grow our impact. Together, we're creating a movement

wealth, and grow our impact. Together, we're creating a movement
that will shape the future of entrepreneurship and investing.

Sincerely,

Garry Johnson III

Founder & CEO (Philadelphia, PA)

How did we do this year?

REPORT CARD



☺ The Good

Developed key partnerships with Entrepreneur Support Organizations.

Scaled impact with Podcast Pitch Competition.

Gained national recognition with increasing demand for podcast
interviews and inclusion in case studies.

☹ The Bad

Revenue generation remains a challenge.

The startup ecosystem is continuing to undergo a major shift.

Funding for ourselves and portfolio companies remains limited.

2024 At a Glance

January 1 to December 31



$0 [100%]
Revenue



-$3,939
Net Loss



$704 [99%]
Short Term Debt



$0
Raised in 2024



$3
Cash on Hand
As of 03/30/25

INCOME   BALANCE   NARRATIVE

 Revenues ● Profit

$3,385

$0

-$3,939

-$33,235

2023

2024

Net Margin: 0%   Gross Margin: 0%   Return on Assets: 127%   Earnings per Share: $0.00

Revenue per Employee: $0   Cash to Assets: 0%   Revenue to Receivables: ~   Debt Ratio: -1,709%

📄 BalanceSheet.pdf   📄 Statement_of_Cash_Flows_-_Bison_Venture_Partners_2024.pdf

📄 Profit_and_Loss_-_Bison_Venture_Partners_2024.pdf   📄 BVP_GAAP_2023.pdf

📄 BVP_GAAP_2023_4.pdf   📄 Statement_of_Member_s_Equity__2023_.pdf

📄 Statement_of_Operations__2023___1_.pdf

📄 Bison_Venture_Partners_GAAP_Template_Financial_Report_2023-2024.pdf

We ❤️ Our 164 Investors

Thank You For Believing In Us

Adam W Barney
Darell AustinJr
Edward Flounoy Jr.
Brooke Sinclair
Theresa Robinson
Kathleen Cappelli
Stephen Grinalds
Tristan Thomas
Nicolai Alexander
Melanie Seymour
Tricia Monnig
Daniel Cruz
Rhondalyn C
Chukwudi N. Kanu
Jonathan Massey
Cameron Magee
Ken Anderson
Neferteri Strickland
Abubakarr Kamara
Joseph L Robinson II
Imani Coles
Antionette Blake
Cora Castle
David Liss
Princess Mingle
Naphatia Harris
Leo Liberman

Andrae Washington
William McGuire
Gary A Jenkins
Jamal Jones
Tanya Morris
John Dukes, III
William Stringer
Kemba Hall
La Tecia Johnson
Bjorn Midtlyng
Noel McKenzie
Valarie Maxey
Theodore Foltyn
Todd Baldwin
Leyla Novini
Cameron Johnson
Emmet Pierson Jr
Rick Turoczy
Sean Grant
Jennifer Hensel
Havell Rodrigues
John Boyer
Linda Walck
Akeisha G.
B Bass
Kevin Amoo-Mensah

Scott DeGeest
Emmet Pierson Jr
Enrique Castro
Erika Stuart
Carolyn Harvey
Jehu E Peets
Amira Radovic
Amber Thompson
Scott Diaz
Elijah Goins
Chloé Dorsey
Daniel Freeman
Anthony Edwards Jr
Felix Vayssieres
Danielle Steer
Jj Foster
Spencer Charles
Mo Mahmood
April Singleton
Kris Sanford
Bukunmi Olayiwola
Kristi Smith
Jacob Aladejobi
Piper Rasmussen
Sterling Schuyler
Tyrah Jerideau

Kenneth Lamont...
Susan W Green
Sandy Joseph
Taiye O.
Mario Mitchell
Samad Hinton
Pierre Boisrond
Adrian Douglas
Karrye Braxton
Julie Lynn
Alyssa Gill
Farhad Baqi
Walter Blunt
Lorrayne Johnson
Amanda Noonan...
Andrea Perdomo
Kevin Lerner
Pamela McGill
Kimberly V Giese
Phyllis Lyght
DOTTY HUDSON
Monique Curry-Mims
Altonio Price
Chima Ndukwe
Anastasia Thomas
Shannon Bass

Forest Richter
Nina Terol
Raimon Barnes
William (Classic)...
Angel Mira
Caroline Kelley
Emmanuel Okosisi
Daniel Farmer
Vanessa Stephens
Christina Pellicane
Murugan Pandian
Harry Michel
Jordan Carter
Luis Oquendo
B Bass
Jennifer Iannolo
Judy McGuire
Keante Hendricks
Alexa Payton
Morayo Fakiya
Brittany Hazzard
Lael C. Melville
Stephanie L. Williams
Stephanie Humphrey
Lynn Roberts
Khalid White

Valorie Akuffo
Chris Lustrino
Kehinde (Lola)...
Bernardt Vogel
Jung Manopath Kuan
Troy Mix
Tamika T Cooper
T. S.
Naomie Baptiste
Stephanie Raible
Ryan Jamison
Murice Damion Miller
Chaneal Conway
Benita Gordon
Sylvia W McKinney
Dennis Craig II
Linda D Farquhar
Jay Tolentino
Nichole Bestman
Mackenzie Loy
Ronda Wilson
Deldelp Medina
Dorian DeShields
Farrad Conover
Magaline Alcindor
Jazmin Goodwin

Thank You!

From the Bison Venture Partners Team



Garry Johnson III 𝕏 in

Founder & CEO (Philadelphia, PA)

Howard University MBA Candidate.
M.S. in Entrepreneurship & Design
from the University of Delaware.
Former Backstage Capital
Apprentice. HBCU.vc, NOIR Tank, &...



B Bass in

Business Development (Dallas, TX)

Former Senior Business Development Manager at Schneider. Texas A&M Student-Athlete. Howard University MB...



Naomie Baptiste

Franchise Operations (Orlando, FL)

Aerospace Engineer. Howard University MBA Candidate.



Alexander Jeffrey in

Marketing/Legal (Washington, D.C.)

Howard University JD/MBA Candidate.

Details

The Board of Directors

Director	Occupation	Joined
Garry Johnson III	CEO @ Bison VP	2021

Officers

Officer	Title	Joined

Officer	Title	Joined
Garry Johnson III	Founder	2021

Voting Power ❔

Holder	Securities Held	Voting Power
Johnson III & Co. (100% owned by Garry Johnson)		100.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
11/2022	$52,185		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Warrants:	0		
Options:	0		

Form C Risks:

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

As an early-stage business, the Company has minimal prior business history. Investment in an early-stage business is much riskier than an investment in an established business with an operating history. The Company and its prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stages of development, particularly when operating in emerging markets.

Profitability will depend on whether the Company can generate (and increase) revenues while controlling expenses. The duration of the negative cash flow depends upon many factors. The Company may not achieve profitability in the future, or sustain any future profitability.

The Company's current revenue streams are form early stage ventures that may fail - if they do, the company may not be able to expand operations.

The Company's operating results may fluctuate significantly in the future as a result of a variety of factors, some of which are outside of the Company's control. These factors include general economic conditions such as a recession and specific economic conditions in the Company's industry or with respect to the Company, such as capital expenditures and other costs relating to the expansion of operations, the introduction of new products or services by the Company or its competitors, the mix of products and services sold, the direct and indirect channels through which those services are sold, and pricing changes. As a strategic response to a changing competitive environment, the Company may elect from time to time to make certain pricing or marketing decisions that could have a material adverse effect on the Company's business, results of operations and financial condition.

The Company's ability to implement its business strategy in an emerging market requires effective planning and management oversight. Although the Company plans to hire personnel experienced with management of product development, operations, growth and sales, the Company's anticipated future growth and operations will place a significant strain on its management and resources. To manage the expected growth of its operations and personnel, the Company will be required to adopt and constantly improve operational and financial systems, procedures and controls, and to hire, train and manage a limited employee base on a timely basis. The Company will need to hire and retain highly skilled personnel to manage its expected growth, as described above. There can be no assurance that the Company has made adequate allowances for the costs and risks associated with this expansion and transition, that the Company's systems, procedures or controls will be adequate to support the Company's operations, or that the Company's management will be able to achieve the rapid execution necessary to successfully offer the Company's products and services. Any inability to manage its growth effectively could have a material adverse effect on the Company's business.

Early investors bear a greater credit risk in this Private Offering. As this Private Offering is conducted on a best efforts basis and there is no minimum offering, there is no guarantee that the Company will raise sufficient funds to fully execute its business plan, or to obtain additional financing.

It is possible that a major event or other circumstance could provoke immediate and dramatic changes in general market psychology and could motivate widespread variation in the absolute and relative pricing of operating companies, and the availability of capital and financing for such assets. Such circumstances may include, but are not limited to, a financial shock experienced by a market participant, terrorist attack, outbreak of war or other change in the geopolitical landscape. Analogous circumstances in the past have imposed material adverse effects on general liquidity in financial markets, on the pricing, purchases and sales of broad investment categories. In addition, such events may result in widespread revisions to prior standards for asset valuation, transaction costs and the price and availability of capital.

As a privately held company, the Company is not subject to the regulations and requirements of publicly-traded companies (e.g. the Sarbanes-Oxley Act of 2002, securities exchange listing standards, etc). As such, the Company may not have the same level of internal controls and reporting standards that one would expect of a publicly traded company and there may exist in the future significant deficiencies or material weaknesses in the Company's internal financial controls and reporting processes. The expense of implementing procedures that would be expected of a publicly-trade company could be substantially detrimental to the Company's business.

Due to global supply chain issues and market forces out of the company's control, there can be no guarantee that the company is able to source products and fulfill orders through online and offline channels.

Due to circumstances out of the company's control, there can be no guarantee that the company will be able to lease and/or purchase the automated retail machines to be used for retail sales. Additionally, the company cannot guarantee the successful placement of such machines. Profitability of each machine will depend on a variety of factors including foot traffic, advertising partners, inventory, demand, rent, sales commissions, among others.

There are other more established companies nd organizations sourcing capital to Black and minority women-owned businesses. Bison VP may not be able to compete in the current market.

To the extent we have provided any projections, they do not necessarily comply with the guidelines established by the American Institute of Certified Public Accountants regarding projections. Any such projections are based upon a variety of assumptions and, though considered reasonable by the Company, may not be realized and are subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. In the event that one or more of the assumptions proves to be incorrect, the Company's ability to meet the projections (if any) could be materially affected. Furthermore, even if all assumptions proved correct, there can be no assurance that the projections will be realized, and actual results may vary materially from those shown.

This is a high-risk investment and individuals who are not prepared to bear or are not capable of bearing the economic risks associated with the investment should not invest. There can be no assurance that an investor will receive any return on the investment, and there is a risk that the investment will become worthless, resulting in a total loss.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the promissory notes holds no position in the Company and will have no voting rights in the Company, and thus will be limited as to its ability to control or influence the governance and operations of the Company. The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its management, and the Investor will have no independent right to name or remove an officer or member of the management of the Company.

<u>Exercise of Rights Held by Principal Shareholders</u>

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the gross revenues of the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFEs, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be negatively affected. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the ❓
purchaser, to a trust created for the benefit of a member of the family of the purchaser or
the equivalent, or in connection with the death or divorce of the purchaser or other similar
circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The value of the promissory notes will be determined by the Company's senior management in accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note.

Company

Bison Venture Partners LLC

Delaware Limited Liability Company
Organized August 2021
1 employees
591 Collaboration Way, Suite 605

Newark DE 19713 https://www.bisonventure.partners/

Business Description

Refer to the Bison Venture Partners profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Bison Venture Partners is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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